Room 4561

April 24, 2006

Mr. Gerald J. Burnett
Chief Executive Officer
Avistar Communications Corporation
555 Twin Dolphin Drive
Suite 360
Redwood Shores, CA 94065

      Re: **Avistar Communications Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2004
              Filed March 25, 2005
              File No. 000-31121

Dear Mr. Burnett:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Kathleen Collins
              Accounting Branch Chief